UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 11, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: March 11, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 11, 2009

Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS RECORD

FOURTH QUARTER AND FULL YEAR 2008 RESULTS

Revenues increased by 33% to $2.64 billion in 2008 with net profit of $204 million and EPS of $4.78;

Fourth quarter revenues increased 18.1% YoY to $698 million with net income of $105 million;

Backlog of orders over $5 billion; Dividend of $0.80 per share for the forth quarter

Haifa, Israel, March 11, 2009 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and full year ended December 31, 2008.

Fourth quarter 2008 results

Consolidated revenues for the fourth quarter of 2008 increased by 18.1% to $697.9 million, from $591.1 million in the fourth quarter of 2007.

Gross profit for the fourth quarter of 2008 increased by 30.2% to $203.4 million (29.1% of revenues), as compared with gross profit of $156.2 million (26.4% of revenues) in the fourth quarter of 2007.

During the fourth quarter the Company had a $1 million IPR&D expense due to the acquisition of Innovative Concepts, Inc., a wireless communications technology firm in the U.S.

Operating income for the fourth quarter of 2008 increased 62.7% to $62.2 million (8.9% of revenues), as compared with operating income of $38.2 million (6.5% of revenues) in the fourth quarter of 2007.

During the fourth quarter, Mediguide Inc., a non-core subsidiary in which the Company owned a 41.3% interest on a fully diluted basis, was purchased by St. Jude Medical. The Company recorded net income of $74.4 million from this sale in the fourth quarter of 2008. In addition, there was a one-time impairment charge of $10.5 million relating to Sandel Avionics, Inc., a U.S. company in which the Company invested $12.4 million in 2007. Thus the aggregate contribution to the quarter’s results from these one-time effects was an additional $63.9 million to the net profit.

Financial expenses for the fourth quarter of 2008 were $3.8 million, which included a write-off of Auction Rate Securities amounting to $9.6 million. The total amount of Auction Rate Securities remaining on the balance sheet is $3 million.

Consolidated net income for the fourth quarter was $105.3 million (15.1% of revenues) compared with net income of $31.9 million (5.4% of revenues) in the fourth quarter of 2007.

Earning Release

Diluted earnings per share for the fourth quarter were $2.48, compared with $0.75 for thefourth quarter of 2007.

Excluding the above-mentioned one-time effects, namely the IPR&D expense, the proceeds from the sale of Mediguide and the impairment charge in Sandel, consolidated net income for the fourth quarter of 2008 increased by 32.6% over the fourth quarter of 2007 to $42.3 million (6.1% of revenues). This translates to fourth quarter diluted earnings per share of $1.00.

Full year 2008 results

Consolidated revenues for the year ended December 31, 2008 increased by 33.1% to $2,638 million, as compared to $1,982 million in 2007.

Gross profit for the year ended December 31, 2008 grew 48.6% to $767.4 million (29.1% of revenues), as compared to gross profit of $516.4 million (26.1% of revenues) in 2007.

Operating income for the year ended December 31, 2008 grew 131% to $249 million (9.4% of revenues), from $108 million (5.4% or revenues) in 2007.

It is noted that the 2007 annual results were negatively affected by one-time charges related to the completion of the Company’s acquisition of the remaining shares of Tadiran Communications Ltd. in April 2007. The Company recorded $27.1 million in expenses in relation to the acquisition.

Financial expenses for the year were $36.8 million, which included a write-off of Auction Rate Securities totaling to $18.7 million, compared to financial expenses of $19.3 million in 2007, which included a $10 million write-off.

Consolidated net income for 2008 were $204.2 million (7.7% of revenues), compared with $76.7 million (3.9% of revenues) in 2007.

Diluted earnings per share, for 2008 was $4.78, compared with $1.81 in 2007.

Excluding the one-time effects, namely the IPR&D expense, the proceeds from the sale of Mediguide and the impairment charge in Sandel, consolidated net earnings for the year ended December 31, 2008, were $141.3 million compared with net earnings of $101.2 million achieved in 2007, excluding the one-time charges related to the acquisition of Tadiran Communications. Diluted earnings per share, excluding the one-time effects, for the year ended December 31, 2008 were $3.34, as compared with $2.39 for 2007. The growth in earnings and EPS year over year was approximately 40%

Earning Release

Operating cash flow produced by the Company in 2008 was $209 million, as compared to $263 million in 2007.

The Company’s backlog of orders as of December 31, 2008 totaled $5,030 million, as compared with $4,872 million as of September 30, 2008 and $4,624 million as of December 31, 2007. Approximately 72% of the backlog relates to orders outside of Israel. Approximately 75% of the Company’s backlog as of December 31, 2008 is scheduled to be performed during 2009 and 2010.

The President and CEO of Elbit Systems, Joseph Ackerman, commented, “Our final quarter in 2008, represents another quarter of continued progress, with stronger profitability as well as growth across all areas of operation and geographies. 2008 was a year in which we successfully integrated our acquisitions from prior years and began reaping the fruits of these activities. We have proven that our analysis of the direction of the global defense industry during the past few years was well founded, and we invested in areas which have become very relevant for our customers. Consequently, we now hold a substantial competitive and technological position in all these areas. We end 2008 in a very strong position as a global company and a well-known leader by our partners and customers. Looking ahead, we have primed our business for continued growth, well into the future. The sale of our holdings in Mediguide, strengthened our Balance Sheet and underscored that defense technology can be used in commercial applications.”

Mr. Ackerman continued, “While the global economic situation is challenging for all, we continue to ensure our expense footprint is minimized, as well as closely manage our risks. At the same time, we are examining ways to exploit the current environment in order to upgrade our platform for continued future technological growth and the nurture of our excellent human resources. This is to ensure we are well prepared for all eventualities and that we are able to maintain and build our profitability, momentum and technological leadership, in the coming quarters and years ahead.”

The Board of Directors declared a dividend of $0.80 per share for the fourth quarter of 2008. The dividend’s record date is March 24, 2009, and the dividend will be paid on April 6, 2009, net of taxes and levies, at the rate of 16.82%.

Earning Release

Conference Call

The Company will also be hosting a conference call today, Wednesday, March 11 at 11am ET. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 723 3164

UK Dial-in Number: 0 808 101 2717

ISRAEL Dial-in Number: 03 918 0650

INTERNATIONAL Dial-in Number: +972 3 918 0650

at: 11:00am Eastern Day-light Time; 8:00am Pacific Day-light Time;

3:00pm UK Time; 5:00pm Israel Time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers:

1 888 269 0005 (US) or +972 03 925 5951 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:		IR Contact:
Joseph Gaspar, Executive VP & CFO		Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
Elbit Systems Ltd.		GK Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944		Tel: 1 646 201 9246
E-mail:	j.gaspar@elbitsystems.com dalia.rosen@elbitsystems.com	E-mail:	info@gkir.com

Earning Release

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousand of US Dollars)

	December 31	December 31
	2008	2007
	Audited	Audited

Assets

Current Assets:
Cash and short term deposits	278,043	375,700
Trade receivable and others	681,000	562,828
Inventories, net of advances	647,561	480,603
Total current assets	1,606,604	1,419,131

Affiliated Companies & other Investments	62,300	66,161
Long-term receivables & others	286,874	314,568
Fixed Assets, net	384,086	352,702
Other assets, net	594,283	636,255
	2,934,147	2,788,817

Liabilities and Shareholder’s Equity

Current liabilities	1,316,598	1,242,012
Long-term liabilities	817,241	990,458
Minority Interest	76,475	20,085
Shareholder’s equity	723,833	536,262
	2,934,147	2,788,817

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousand of US Dollars, except for per share amounts)

	For the Year Ended December 31		Three Months Ended December 31
	2008	2007	2008	2007
	Audited		Unaudited

Revenues	2,638,271	1,981,761	697,854	591,056
Cost of revenues	1,870,830	1,454,913	494,496	434,891
Restructuirng expenses	—	10,482	—	—
Gross Profit	767,441	516,366	203,358	156,165

Research and development (R&D) expenses, net	184,984	126,995	63,875	39,401
Marketing and selling epenses	198,274	157,411	45,520	44,277
General and administrative expenses	134,182	107,447	30,783	34,265
Acquired In Process R&D write-off	1,000	16,560	1,000	—
	518,440	408,413	141,178	117,943

Operating income	249,001	107,953	62,180	38,222

Financial expenses, net	(36,815)	(19,329)	(3,759)	(10,632)
Other income, net	94,294	368	90,064	286
Income before taxes on income	306,480	88,992	148,485	27,876
Taxes on income	(54,367)	(13,810)	(26,278)	7,501
	252,113	75,182	122,207	35,377

Equity in net earnings of affiliated companies and partnership	14,435	14,565	6,364	4,544
Minority interest in earnings of subsidiaries	(62,372)	(13,038)	(23,299)	(7,995)
Net income	204,176	76,709	105,272	31,926

Earnings per share
Basic net earnings per share	4.85	1.82	2.50	0.75

Diluted net earnings per share	4.78	1.81	2.48	0.75